Exhibit 99.1

Eco Wave Power Reports Strong December 2025 Wave Energy Performance at Jaffa Port, Reinforcing Scalability of Its Wave Energy Technology

Tel Aviv, Israel – (Newsfile Corp. – January 12, 2026) – Eco Wave Power Global AB (NASDAQ: WAVE) (“Eco Wave Power” or the “Company”), a global leader in onshore wave energy technology, is pleased to report strong wave energy production performance at its EWP-EDF One wave energy project at Jaffa Port, Israel, during December 2025.

Since the beginning of 2025, the EWP-EDF One system at Jaffa Port has maintained zero downtime, with stable operation recorded in wave conditions of 1 meter and above. During December 2025, over approximately 12 days characterized by moderate wave heights ranging between 1 and 2 meters, the project produced over 2,000 kWh of clean, renewable electricity.

These results further demonstrate the system’s ability to generate energy reliably under real-world sea conditions and provide valuable operational data supporting the continued advancement of wave energy technology.

The EWP-EDF One project at Jaffa Port is a pilot-scale demonstration array, consisting of a limited number of small-scale floaters, designed primarily to validate continuous operation, system robustness, and real-world energy production under varying sea conditions. The strong performance recorded during December 2025 confirms the scalability potential of Eco Wave Power’s proprietary technology and supports the Company’s transition toward larger, commercial-scale deployments.

Future commercial projects are planned to utilize larger floaters and a significantly higher number of units, a configuration expected to materially enhance energy capture, improve capacity factors, and deliver a substantially more powerful and stable production profile compared to pilot installations. These results reinforce the role of wave energy as a predictable and complementary renewable energy source in suitable coastal locations.

Eco Wave Power’s continued success at Jaffa Port highlights the Company’s commitment to advancing wave energy from demonstration to commercial application, while systematically collecting performance data to optimize future project designs.

In parallel with its activities in Israel, Eco Wave Power continues to expand its global footprint. In September 2025, the Company successfully launched and inaugurated its wave energy project at AltaSea in the Port of Los Angeles, developed in collaboration with Shell MRE, following the receipt of all required regulatory approvals, including a federal license from the U.S. Army Corps of Engineers. In addition, Eco Wave Power continues to advance projects in Taiwan, in collaboration with I-KE, in India- in collaboration with Fortune500 Bharat Petroleum, and in Portugal, where the Company is preparing to deploy its largest installation to date, using its proprietary technology in one of Europe’s most dynamic marine energy environments.

“We are very encouraged by the performance of our EWP-EDF One project at Jaffa Port during December 2025,” said Inna Braverman, CEO and Founder of Eco Wave Power. “While this system is a pilot installation, it continues to deliver important real-world performance data that directly informs our commercial designs. As we scale to larger floaters and expanded arrays, we expect to unlock a significantly stronger production profile and move wave energy closer to large-scale commercial deployment.”

Eco Wave Power’s innovative wave energy systems are designed to be efficient, scalable, and environmentally responsible, offering a sustainable alternative to conventional power generation. With projects operational and under development across multiple geographies, the Company continues to demonstrate that ocean waves can play an important role in building a resilient and diversified renewable energy future.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (Nasdaq: WAVE) is a pioneering onshore wave energy company that transforms the power of ocean and sea waves into clean, reliable, and cost-efficient electricity through its patented, intelligent technology.

With a mission to accelerate the global transition to renewable energy, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL. In the United States, the company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy (Shell MRE).

Eco Wave Power is expanding rapidly worldwide, with upcoming projects in Portugal, Taiwan, and India, representing a robust project pipeline of 404.7 MW under development. The company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses larger floaters and a significantly higher number of units as a configuration expected to materially enhance energy capture, improve capacity factors, and deliver a substantially more powerful and stable production profile compared to pilot installations and when it discusses its expectation that the Company expects to unlock a significantly stronger production profile and move wave energy closer to large-scale commercial deployment. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.